Carter Ledyard & Milburn LLP
Counselors at Law

Guy P. Lander Partner Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

December 8, 2017
Via EDGAR and Mail
Office of Natural Resources
United States Securities and Exchange Commission
Mail Stop 4628
Washington, DC 20549
Attn: Mr. H. Roger Schwall
Assistant Director

Re:     Crescent Point Energy Corp.
Form 40-F for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-36258

Dear Mr. Schwall:
We are submitting this letter on behalf of our client, Crescent Point Energy Corp. (the “Company”) in reply to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2016.
We are providing the requested information below and will incorporate this information into our future filings on a going forward basis. We understand that you may have further comments or request further information after reviewing this letter. Accordingly, we will wait for your confirmation that the Staff has no objections to our answers.
We have repeated your comments as set forth in your letter dated November 22, 2017, in italics and boldface and our response is in plain type below.
Form 40-F for Fiscal Year Ended December 31, 2016
Exhibit 99.11
Supplemental Disclosures about Extractive Activities-Oil & Gas (unaudited)
Petroleum and Natural Gas Reserve Information, page 1

1.
We note you have combined the net quantities of crude oil and natural gas liquids (NGLs) into a single aggregated figure for disclosure under FASB ASC 932-235-50-4 and 50-5. Please note that FASB ASC 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant. To the extent that your NLG reserves represent a significant proportion of your total liquids reserves, please revise the disclosure of your reserves and the changes therein to disclose natural gas liquids as separate figures.

The Company believes that it has complied with the application of FASB ASC paragraph 932-235-50-4 as it relates to disclosure of reserve quantities of crude oil and NGLs. ASC 932-235-50-4 provides that the reserve quantity for NGLs shall be disclosed separately from crude oil, if significant.
The Company presented a combined value for crude oil and NGLs in its disclosure of reserves, as, during the applicable time periods, NGLs have represented an insignificant percentage of the Company’s net proved reserves. The table below provides details over the last two years which supports the Company’s position that NGLs are not significant to the Company’s reserve disclosures.

	Net Proved Reserves (1) (Mboe)		Production (Mboe)		Revenue (millions of Canadian dollars)
	2016	2015	2016	2015	2016	2015
Total	386,872	418,554	52,827	50,600	2,184.6	2,364.3
NGLs	37,161	39,367	5,682	3,515	87.5	57.5
NGLs as % of Total	9.6%	9.4%	10.8%	6.9%	4.0%	2.4%
(1) On a net proved undeveloped reserves basis, NGLs represent 9.2% of total reserves at December 31, 2016, and 2015, respectively.

In addition, the Company will continue to monitor the portion of reserve quantities of NGLs in future periods. If the portion of reserve quantities of NGLs becomes significant in future periods, the Company will provide separate disclosure of NGLs for each of the years presented.

2.
We note the disclosure relating to the changes in net proved reserves after royalties on page 2 of this section is not accompanied by an explanation of such changes. Furthermore, the explanation provided in conjunction with the reconciliation of the changes in total proved reserves provided elsewhere on page 29 of the Annual Information Form ("AIF") may not be applicable due to the differences between estimates prepared in accordance with the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and those prepared in accordance with the United States ("U.S.") Financial Accounting Standards Board ("FASB") Topic 932, "Extractive Activities - Oil & Gas."

Therefore, please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

The Company will update its future filings, beginning with its 2017 Form 40-F, to expand disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production, when such changes are significant. For information purposes, please refer to the expanded disclosure of the changes in the net quantities of total proved reserves from the Company’s 2016 Form 40-F below.
Revisions of previous estimates - 2015
During 2015, total proved reserves decreased by 60 MMboe in Canada due to the decrease in the average of the first-day-of-the-month price for the twelve month period prior to the end of the reporting period (“constant pricing”) for crude oil, natural gas and NGL constituents at December 31, 2015, compared to December 31, 2014. Crude oil reserves also decreased by 7 MMboe due to negative performance-based technical revisions on wells and locations in the Company’s Saskatchewan Viewfield, Flat Lake and Shaunavon resource plays. These decreases were partially offset by an increase in natural gas and NGLs of 19 MMboe related to positive technical revisions on increased GOR’s on crude oil production in the Company’s Saskatchewan Viewfield resource play, which resulted in increased natural gas and associated NGL volumes, as well as positive performance of gas wells in the Company’s Alberta properties.
In addition, total proved reserves decreased by 25 MMboe in the United States due to the decrease in constant pricing for crude oil, natural gas and NGL constituents at December 31, 2015, compared to December 31, 2014. The decrease was partially offset by the increase of 4 MMboe mostly due to positive performance-based technical revision on increased GOR’s on crude oil production in the Company’s Uinta Basin resource play in Utah and North Dakota properties, which resulted in increased natural gas and associated NGL volumes.
Revisions of previous estimates - 2016
In 2016, total proved reserves decreased by 43 MMboe in Canada due to the decrease in constant pricing for crude oil, natural gas and NGL constituents at December 31, 2016, compared to December 31, 2015, partially offset by positive technical revisions of 41 MMboe primarily due to additional wells and locations added to the Company’s Saskatchewan resource plays as a result of development drilling and increased GOR’s in the Company’s Saskatchewan Viewfield resource play, which increased natural gas and associated NGL volumes.
In addition, total proved reserves decreased by 18 MMboe in the United States due to the decrease in constant pricing for crude oil, natural gas and NGL constituents at December 31, 2016, compared to December 31, 2015, partially offset by the increase of 13 MMboe due to positive technical revisions as a result of drilling activities in the Company’s Uinta Basin resource play in Utah and North Dakota properties and increased GOR’s, which increased natural gas and associated NGL volumes.
Purchases of Reserves in Place
In 2015, the Company completed the corporate acquisitions of Legacy Oil + Gas Inc. and Coral Hill Energy Ltd. The acquisitions represented the majority of the purchases of reserves in place in Canada and the United States during the year.
In 2016, the Company completed numerous minor property acquisitions in Canada and the United States.

Extensions and Discoveries
In 2015 and 2016, the Company reported no discoveries. All changes in this category relate to reservoir extensions.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves, page 2

3.
Please tell us if the asset retirement obligations used in the calculation of the standardized measure include the costs related to the future undrilled proved locations for which you have assigned proved undeveloped reserves as of December 31, 2015 and 2016, respectively. If such costs have been omitted, please revise your estimates or tell us why a revision in the calculation of the standardized measure is not necessary.

If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

The Company confirms that the asset retirement obligations used in its calculation of the standardized measure include the costs related to the future undrilled proved locations for which there were assigned proved undeveloped reserves as of December 31, 2015, and 2016.

4.
Revise to provide additional information explaining the changes in standardized measure of discounted future net cash flows to prevent this disclosure from being misleading. For example, we note that although there was a negative revision to your total proved reserve quantities during 2016, your disclosure of changes in standardized measure of discounted future net cash flows includes a positive adjustment for "Technical reserve revisions." In addition, expand your disclosure and tell us why your standardized measure of discounted future net cash flows calculation for 2016 does not include any future income taxes for Canada. Refer to FASB ASC 932-235-50-36.

Technical reserve revisions in Canada during 2016 as presented in the 2016 40-F filing include a decrease of approximately $25 million related to negative technical revisions as reflected in the table reporting changes in the Company’s net proved crude oil, NGL and natural gas reserves. In addition, this category included an increase of approximately $274 million related to other factors including the favorable impacts of the decrease in unit operating costs reflecting the Company’s cost reduction initiatives and the timing of future asset retirement costs.
The Company will update its disclosures in future filings, beginning with its 2017 Form 40-F, to separate out an “other - unspecified” category in the Reconciliation of Changes in Standardized Measures of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves. In addition, disclosures explaining changes in standardized measure of discounted future net cash flows will be included where needed to prevent this disclosure from being misleading.

In regards to the standardized measure of discounted future net cash flows calculations for 2016, there are no future income taxes for Canada because the Company’s Canadian tax pools at December 31, 2016, of approximately $9.1 billion exceed the Company’s Canadian before tax cash flows. Therefore, under constant pricing at December 31, 2016, no taxes are payable.

Kindly confirm that our answers are satisfactory so that we can proceed accordingly.
If you have any further questions, please do not hesitate to contact me at: (212) 238-8619 or Mr. Ken Lamont at (403) 206-1604.
Respectfully submitted,

/s/ Guy P. Lander
Guy P. Lander
cc: Mr. Ken Lamont